January 3, 2020

Sonny Oh

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust; File Nos. 333-122917, 811-21720

Dear Mr. Oh:

On October 22, 2019, Northern Lights Fund Trust (the “Trust”) filed a Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”) on Form N-1A on behalf of Princeton Alternative Premium Fund (the “Fund”).

The Trust has revised the disclosure in the Fund’s prospectus and statement of additional information in response to comments given by you via telephone to Joshua Hinderliter on December 9, 2019, except as indicated below. Your comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

General

1.	Comment: Please provide all ticker symbols for the Fund.

Response: All ticker symbols have been added.

2.	Comment: Please review and revise as appropriate the disclosure pertaining to electronic delivery of shareholder reports pursuant to Item 27 of Form N-1A.

Response: The requested revision has been made.

Prospectus

Fee Table

3.	Comment: Please confirm if the Fund intends to sell shares as “clean shares”. If so, please add the disclosure discussed in the Capital Group No-Action letter.

Response: The Fund does not intend to sell clean shares.

4.	Comment: Please complete all brackets throughout the Registration Statement and provide a completed fee table as part of the response letter.

Response: The Registration Statement has been revised to complete all missing items. Please see the completed fee table below:

Shareholder Fees (fees paid directly from your investment)	Class A	Class C	Class I
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	5.75%	None	None
Maximum Deferred Sales Charge (Load)	None	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and other Distributions	None	None	None
Redemption Fee	None	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.25%	1.25%	1.25%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	None
Other Expenses(1)	1.34%	1.34%	1.34%
Interest Expense(2)	0.86%	0.86%	0.86%
Remaining Other Expenses	0.48%	0.48%	0.48%
Acquired Fund Fees and Expenses(1,3)	0.01%	0.01%	0.01%
Total Annual Fund Operating Expenses	2.85%	3.60%	2.60%
Fee Waiver and/or Expense Reimbursement(4)	(0.23)%	(0.23)%	(0.23)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expenses Reimbursement	2.62%	3.37%	2.37%
(1)	Estimated for the Fund’s initial fiscal period.
(2)	Interest Expense reflects interest charged to the Fund in connection with its option transactions and certain margin/collateral requirements of the options counterparty. This expense does not reflect the interest received by the Fund for the Fund’s collateral pledged for such transactions.
(3)	Acquired Fund Fees and Expenses are the estimated average indirect costs of investing in other investment companies (the “Underlying Funds”). The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund.
(4)	Princeton Fund Advisors, LLC has contractually agreed to waive management fees and to make payments to limit Fund expenses, until at least January 31, 2021 so that the total annual operating expenses (exclusive of any (i) front-end or contingent deferred loads, (ii) brokerage fees and commissions, (iii) acquired fund fees and expenses, (iv) fees and expenses associated with investments including investments in other collective investment vehicles or derivative instruments (for example options fees and expenses); (v) borrowing costs (such as interest and dividend expense on securities sold short); (vi) taxes; and (vii) extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees, contractual indemnification of Fund service providers (other than the Adviser))) do not exceed 1.75%, 2.50% and 1.50% of average daily net assets attributable to Class A, Class C and Class I shares, respectively. These fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years on a rolling three-year basis (within the three years after the fees were waived or reimbursed) if such recoupment can be achieved within the lesser of the foregoing expense limits or the then-current expense limits. This agreement may be terminated only by the Board of Trustees on 60 days written notice to Princeton Fund Advisors, LLC.

5.	Comment: Please confirm that the expiration date of the contemplated expense limitation in footnote 4 will be at least one year from the date of effectiveness of the registration statement.

Response: The Registrant confirms that the date will be at least one year from the effective date of the registration statement. Please see footnote 4 in Response 4.

Expense Example

6.	Comment: Please disclose that the fee waiver is only in place for the first year, or whatever applicable duration, of the expense example.

Response: The following disclosure has been added (italics added for emphasis):

The Example also assumes that your investment has a 5% return each year, that the Fund’s operating expenses remain the same and that the Fund’s operating expense limitation agreement is in place for one year.

Principal Investment Strategies

7.	Comment: Please add disclosure to this section to help potential investors better understand how the Fund’s name is tied to its principal investment strategy (e.g., explain how the word “Premium” is relevant).

Response: The disclosure in question has been revised as follows:

In pursuing its premium collection strategy, the Fund purchases and sells put options on the S&P 500 Index. A put option is a contract giving the owner the right, but not the obligation, to sell a specified amount of an underlying security at a pre-determined price within a specified time frame. The adviser utilizes quantitative models that allow it to determine what it believes is the probability of certain put options expiring worthless; the sale of a put option is typically done at a price that the adviser believes have a 99.99% or greater probability of the puts sold expiring worthless. The Fund receives premiums for the put options it sells. These models utilize a formula to calculate probabilities by utilizing market data such as implied volatility as measured by the CBOE Volatility Index (“VIX”), time to expiration for the option contracts, and the current value of the S&P 500 Index to determine the probability an option will expire worthless. Within this strategy, because the trades are put spreads where an offsetting position is taken for each option contract, the potential risk is well defined. It is desirable that the underlying index remains in a relatively narrow trading range from the time the Fund opens the position until the options expire.

8.	Comment: With regard to the disclosure, “[t]he Fund’s adviser will determine the allocation between these strategies” – please expand the disclosure to explain what factors the adviser will use to determine the allocation between the strategies.

Response: The disclosure in question has been revised as follows:

The Fund’s adviser will determine the allocation between these strategies based on market conditions.

9.	Comment: Please revise the disclosure in this section to explain what a “put option” is in plain English.

Response: The following disclosure has been added: “A put option is a contract giving the owner the right, but not the obligation, to sell a specified amount of an underlying security at a pre-determined price within a specified time frame.” Please see Response 7.

10.	Comment: With regard to the disclosure, “[t]he Fund may purchase and sell put options on the S&P 500 Index, utilizing a premium collection strategy” – please explain what a premium collection strategy is in plain English and further explain how such a strategy aids the Fund’s other listed strategy of investing in fixed income securities.

Response: Please see Response 7.

11.	Comment: With regard to the disclosure, “[t]hese models utilize a formula to calculate probabilities by utilizing verifiable market data such as volatility as measured by the CBOE Volatility Index…” – please revise the closure by replacing “volatility” with “implied volatility”.

Response: The disclosure in question has been revised as requested. Please see Response 7.

12.	Comment: Please revise the disclosure, “…and current S&P 500 Index level…” to explain in plain English.

Response: Please see Response 7.

13.	Comment: With regard to the disclosure, “or pending selection of other investments” – please revise to explain what the “other investments” are.

Response: The disclosure in question has been revised as follows:

The Fund may also invest a substantial portion of its assets in U.S. Treasury bonds, high-quality short-term debt securities and money market instruments, to maintain liquidity for shareholder redemptions, or to respond to adverse conditions.

Principal Investment Risks

14.	Comment: Please revise the order of each Fund’s principal investment risks so that they appear by order of importance most likely to affect the Fund’s NAV, yield, and total return rather than alphabetical.

Response: The Registrant respectfully declines to revise the existing disclosure.

Additional Information about Principal Investment Strategies and Related Risks

Principal Investment Strategies

15.	Comment: With regard to the second paragraph of this section, please revise the disclosure to clarify that the Fund has two principal investment strategies and include disclosure regarding the Fund’s premium collection strategy.

Response: The disclosure has been revised as follows:

The adviser has been managing mutual funds since 2011 and currently manages other open-end mutual funds within the Trust, closed-end funds and a private fund. The adviser has overall supervisory responsibilities for the general management and investment of the Fund’s investment portfolio.

The Fund intends to utilize two principal investment strategies: 1) a premium collection strategy involving sale or purchase of put options on the S&P 500 Index and 2) investing in fixed income securities. The Fund’s adviser will determine the allocation between these strategies based on market conditions. Under normal market conditions, the adviser intends to allocate between 50% to 100% of the Fund’s net assets to the premium collection strategy at any given time.

The adviser manages the fixed income strategy by investing a portion of the Fund’s assets in U.S. Treasury bonds of any maturity, or in Underlying Funds whose investment strategy is to invest primarily in investment grade (rated BBB or higher by Standard & Poor’s or Moody’s) fixed income securities of any maturity, of U.S. issuers of any size, including smaller issuers. Credit quality of the issuer will be considered at the time of investment, and for Underlying Funds the adviser will invest in Underlying Funds whose principal investment strategy is to invest primarily in investment grade fixed income securities. The adviser considers a variety of factors in determining whether to sell a fixed income investment, including changes in market condition, changes in credit quality, changes in prospects for alternative investment possibilities or return opportunities for other fixed income instruments, current return expectation of such security, any changes in interest rates, liquidity of the security, and cash needs of the Fund. If a fixed income investment is downgraded after purchase, the adviser may, but is not obligated to, dispose of such investment.

Management - Investment Adviser and Portfolio Managers

16.	Comment: Please revise the disclosure to state, if applicable, that each portfolio manager is primarily and jointly responsible for the day to day management of the Fund.

Response: The disclosure in question has been revised as requested.

Statement of Additional Information

17.	Comment: If applicable, please add the following disclosure to the “Margin Purchases” non-fundamental policy (note that this disclosure appears in other filings made by the Registrant):

It should be noted that the Fund will from time to time invest in some Underlying Funds which are in effect leveraged, meaning that the values of those investments will fluctuate, for example, twice as fast as an underlying index or asset class – such leverage involving the same kind of risk as investing on margin, but without the interest cost.

Response: The requested disclosure has been added.

Trustee and Officer Table

18.	Comment: Please confirm that the address listed for the Trustees and Officers, “17645 Wright Street, Suite 200, Omaha, Nebraska 68130” is accurate.

Response: The Registrant confirms that this is the correct address.

19.	Comment: Please review and revise as applicable the principal occupations for each Trustee and officers for the past 5 years. The staff notes that the disclosure in this filing appears inconsistent with corresponding disclosure in other recent filings made by the Registrant.

Response: The disclosure in question has been updated.

20.	Comment: Please revise footnote **, to reflect information as of a date more recent than November 30, 2018. Additionally, within the footnote, please clarify what the word “Funds” refers to within the disclosure, “The term “Fund Complex” applies only to the Funds.”

Response: The disclosure in question has been revised.

Board Committees

21.	Comment: With regard to the disclosure, “[d]uring the past fiscal year, the Audit Committee held thirteen meetings” – please confirm the accuracy of the number of meetings held and further ensure that all disclosure in the Registration Statement is updated as of the most recent fiscal or calendar year as required by Form N-1A.

Response: The disclosure in question has been revised.

If you have any questions or additional comments, please call the undersigned at 614-469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla

Cc: JoAnn M. Strasser